FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release

May 6, 2009, Gold Reserve Announces Conference Call To Discuss 2008 Year End Results

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; the result or outcome of the trial regarding Rusoro Mining Ltd.’s enjoined hostile takeover bid; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

     This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

GOLD RESERVE ANNOUNCES CONFERENCE CALL TO DISCUSS 2008 YEAR END RESULTS

SPOKANE, WASHINGTON May 6, 2009

Gold Reserve Inc. (TSX:GRZ – NYSE-Amex:GRZ) will hold a conference call to discuss the Company’s financial results for the year ended December 31, 2008 and recent events on Monday, May 11, 2009 at 4:30 p.m. Eastern daylight time (1:30 p.m. Pacific daylight time).

Anyone interested in participating in the call should dial 866-362-4829 if calling within Canada or the United States; if calling internationally dial 617-597-5346. The participant passcode is 23557218.

Please visit our website at www.goldreserveinc.com under Investor Relations: SEDAR Filings or SEC Filings.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634